Exhibit 21.1

Subsidiaries of the Registrant

Entity	Jurisdiction of Incorporation
Amplitude Holding B.V.	Netherlands
Amplitude Analytics B.V.	Netherlands
Amplitude Analytics SAS	France
Amplitude Analytics Pte. Ltd.	Singapore
Amplitude Analytics Ltd.	United Kingdom
Amplitude Analytics GK	Japan
Amplitude Analytics GmBH	Germany
Amplitude Canada Limited	Canada
Amplitude Analytics Australia Pty Ltd	Australia